Filed by Telewest Global, Inc. pursuant to Rule 425
                                               Under the Securities Act of 1933
                                         Subject Company: Telewest Global, Inc.
                                Subject Company Exchange Act File No.:
                                         Registration Statement No.: 333-110815

              Description of Appendix 1 to form of voting agreement in respect of the proposed financial restructuring of
                           Telewest Communications plc

12 December 2003

     As previously announced, the Company has reached an agreement in principle with certain of its bondholders in connection with the proposed financial restructuring of the Company. Pursuant to that agreement in principle, those bondholders have each executed a voting agreement which is currently being held in escrow and is not yet effective. Each voting agreement, when it becomes effective, would obligate the bondholder to vote in favour of the schemes of arrangement if the schemes of arrangement contain the terms listed on Appendix 1 to the voting agreement.

     The following is the text of Appendix 1 to each such voting agreement, amended by the insertion of certain terms defined in the body of the voting agreement, but not defined within Appendix 1 itself.


                                 APPENDIX 1

                 PRINCIPAL TERMS OF FINANCIAL RESTRUCTURING



TELEWEST            All  liabilities  of Telewest  Communications  plc (the
LIABILITIES:        "Company" or  "Telewest") at the Effective Date arising
                    directly, or indirectly, in relation to, or arising out of or in connection with:

                    (a)  the Notes (as defined below);

                    (b)  the Indentures (as defined below);

                    (c)  the   Accreting   Convertible   Notes   due   2003
                         originally   issued  to  Deutsche   Telekom   (the
                         "Accreting Notes");

                    (d) the Company's guarantee of the 6% Senior Convertible Notes due 2005 issued by Telewest Finance (Jersey) Ltd ("Telewest Jersey") (the "Jersey Notes") (the "Jersey Guarantee Liability"); and

                    (e) inter-company debt balances owed by the Company to Telewest Jersey in relation to the on-loan of the proceeds of issue of the Jersey Notes (the "Intercompany Debt"),

                    including any liability of the Company in respect of loss or damage suffered or incurred as a result of, or in connection with, such liability (the "Telewest Liabilities"), will be cancelled and exchanged for an entitlement to receive new shares ("New Shares") in the capital of Telewest Global, Inc. ("New Telewest") or, in certain circumstances, the proceeds of sale of such New Shares.

                    No other liabilities of the Company will be compromised as part of the Plc Scheme.

JERSEY              All liabilities of Telewest Jersey arising directly, or
LIABILITIES:        indirectly,  in  relation  to, or arising  out of or in
                    connection with:

                    (a)  the Jersey Notes;

                    (b)  the Jersey Guarantee Liability; and

                    (c)  the Intercompany Debt,

                    including any liability of Telewest Jersey in respect of loss or damage suffered or incurred as a result of, or in connection with, such liability (the "Jersey Liabilities") will be cancelled and exchanged for an entitlement to receive the New Shares to which Telewest Jersey will become entitled to receive under the Plc Scheme.

                    No  other   liabilities  of  Telewest  Jersey  will  be
                    compromised  as part of the  Jersey  Scheme.

PRINCIPAL           The principal  amounts (the "Principal  Amounts") as at
AMOUNTS:            the  record  date  for the Plc  Scheme  and the  Jersey
                    Scheme (the "Record Date") will be:

                    (a) in respect of the Notes and the Accreting Notes, the aggregate of the face value or accreted amount; and

                    (b)  in  respect  of  each  of  the  Jersey   Guarantee
                         Liability and the Intercompany Debt, the aggregate face value of the Jersey Notes.

INTEREST            The interest amounts (the "Interest Amounts") as at the
AMOUNTS:            Record Date will be:

                    (a) in respect of the Notes, the aggregate of interest and default interest that has accrued and remains unpaid (if any); and

                    (b) in respect of each of the Jersey Guarantee Liability and the Intercompany Debt, the aggregate of interest and default interest that has accrued and remains unpaid on the Jersey Notes.


CURRENCY            A  conversion  rate equal to the average of the closing
CONVERSION:         mid-point spot rates,  as reported by Bloomberg,  L.P.,
                    for  each  trading  day  in  the  period  commencing  1
                    October, 2002, (being the date of the first interest default by Telewest or Telewest Jersey under the Notes) up to and including o o (being the latest practicable date for inclusion of information in the Explanatory
                    Statement before  printing).

TOTAL               In  relation  to the Plc Scheme and the Jersey  Scheme,
CLAIMS:             the aggregate of the relevant  Principal  Amounts,  the
                    Interest Amounts and all other claims, liquidated in amount and either agreed with Telewest, or Telewest
                    Jersey (as appropriate), or otherwise determined under the Plc Scheme, or Jersey Scheme (as appropriate), arising directly or indirectly in relation to, or arising out of or in connection with, the Telewest
                    Liabilities or the Jersey Liabilities (as appropriate) at the Record Date.

PLC SCHEME          The Plc Scheme is conditional upon the following having
CONDITIONS:         occurred, or being conditional only upon the occurrence
                    of the Effective Date:

                    (a) the Shareholder Resolution (as described below) having been passed;

                    (b) the Revised Senior Secured Facility Agreement (described below) having been entered into and the Recapitalisation Supplemental Deed Effective Date (as defined in the Explanatory Statement) having occurred;

                    (c) approval for quotation of the New Shares on NASDAQ subject to notice of issuance;

                    (d) Telewest having entered into the escrow agent agreement between Telewest, Telewest Jersey and the escrow agent substantially in accordance with the terms of the Plc Scheme;

                    (e) obtaining a permanent order under the Section 304 Proceedings (waivable by a majority of holders of Notes (by Principal Amount));

                    (f) the completion of all proceedings under Chapter 11 of the US Bankruptcy Code in respect of Telewest (if any such proceedings have been commenced) (waivable by a majority of holders of Notes (by Principal Amount));

                    (g) the Jersey Scheme having been sanctioned by the High Court and the Jersey Court and the directors of Telewest Jersey having confirmed that immediately following the Plc Scheme becoming effective, they will procure that the Jersey Scheme becomes effective; and

                    (h) the termination of the Relationship Agreement by Liberty.

JERSEY              The Jersey  Scheme is  conditional  upon the  following
SCHEME              having    occurred,     or    their    occurrence    or
CONDITIONS:         unconditionality  is subject only to the  occurrence of
                    the effective date of the Jersey Scheme:

                    (a)  the Plc Scheme having become effective;

                    (b) Telewest Jersey having entered into the escrow agent agreement between Telewest, Telewest Jersey and the escrow agent substantially in accordance with the terms of the Jersey Scheme; and

                    (c) obtaining a permanent order under the Section 304 Proceedings (waivable by a majority of the holders of the Notes (by Principal Amount)).

NEW TELEWEST        New Telewest will become the new holding company of the
                    Telewest   Group  (other  than  Telewest  and  Telewest
                    Jersey). New Telewest will own all of the issued share capital of Telewest UK Limited which will acquire all of the assets of Telewest (other than the shares in Telewest Jersey, the shares in New Telewest and a cash amount).

NEW SHARES:         In  return  for  the   cancellation   of  the  Telewest
                    Liabilities, (a) New Shares representing 98.5 per cent.
                    of the capital of New Telewest will be transferred to the relevant creditors; and (b) New Shares representing
                    1.5 per cent. of the capital of New Telewest will be transferred to the Company's shareholders as at the last day of trading before the Effective Date.

SHAREHOLDER         The  Shareholder  Resolution  will  be  proposed  at an
RESOLUTION:         extraordinary general meeting of the Company to approve
                    the transfer by Telewest of all of the assets of Telewest (other than the shares in Telewest Jersey, the shares in New Telewest and a cash amount) to Telewest
                    UK Limited in return for the issue of New Shares by New
                    Telewest.

GOVERNANCE:         All organizational  documents and arrangements relating
                    to  corporate  governance  of  New  Telewest  shall  be
                    consistent  with  U.S.  best  practices  and U.K.  best
                    practices to the extent not inconsistent with U.S. best
                    practices  and shall  provide for a staggered  board of
                    directors  and  anti-takeover  measures,   including  a
                    poison pill.

REVISED             The  Telewest  Group will  enter  into an  amended  and
SENIOR              restated loan  agreement  for  committed  facilities of
SECURED             (pound)2,030   million   comprising   term   loans   of
FACILITY            (pound)1,840  million,  a revolving  credit facility of
AGREEMENT           (pound)140   million  and  an  overdraft   facility  of
                    (pound)50 million together with uncommitted  facilities
                    of up to (pound)125 million. Of the committed amount of
                    (pound)2,030 million,  (pound)1,885 million will mature
                    on 31  December  2005 with the  balance  of  (pound)145
                    million  maturing  on 30 June  2006.  The  amended  and
                    restated loan agreement will be conditional upon, among
                    other   things,   the   compromise   of  the   Telewest
                    Liabilities becoming effective.

LIQUIDATION         Following    the    completion    of   the    Financial
OF TELEWEST         Restructuring,  the  Liquidation  Resolutions  will  be
AND TELEWEST        proposed  at an  extraordinary  general  meeting of the
JERSEY              Company   to   approve   a   shareholders'    voluntary
                    liquidation  of Telewest  and to appoint a  liquidator.
                    There   will   also   be  a   shareholders'   voluntary
                    liquidation of Telewest Jersey.

PUBLIC              Substantially final forms of the Explanatory  Statement
DOCUMENTS           and   Registration   Statement  are  attached  to  this
                    Agreement   and   initialled   for   the   purpose   of
                    identification by, or on behalf of, the Parties hereto.

DEFINITIONS         "INDENTURES"  means  (a)  the  Indenture  dated  as  of
IN THIS             October  3,  1995  between  Telewest  and  The  Bank of
APPENDIX            New  York as  trustee  relating  to the  9.625%  Senior
                    Debentures  due  2006 of  Telewest;  (b) the  Indenture
                    dated as of February 19, 1999 between  Telewest and The
                    Bank  of New  York as  trustee  relating  to the  5.25%
                    Senior Convertible Notes due 2007 of Telewest;  (c) the
                    Indenture dated as of October 3, 1995 between Telewest and The Bank of New York as trustee relating to the 11%
                    Senior Discount Debentures due 2007 of Telewest; (d) the Indenture dated as of November 9, 1998 between Telewest and The Bank of New York as trustee relating to the 11.25% Senior Notes due 2008 of Telewest; (e) the Indenture dated as of April 15, 1999 between Telewest and The Bank of New York as trustee relating to the 9.25% Dollar Senior Discount Notes due 2009 and the 9.875% Sterling Senior Discount Notes due 2009 of
                    Telewest;  (f) the  Indenture  dated as of January  25,
                    2000 between Telewest and The Bank of New York as trustee relating to the 9.875% Dollar Senior Notes due
                    2010, the 11.375% Dollar Senior Discount Notes due 2010 and the 9.875% Sterling Senior Notes due 2010 of
                    Telewest, and (g) the Jersey Indenture and, in each case, as thereafter amended and supplemented from time to time, as the case may be.

                    "NOTES" means the Accreting Notes together with the high yield notes issued pursuant to the Indentures.

                    "JERSEY INDENTURE" means the Indenture dated as of 7 July 2000 between Telewest Jersey (as issuer), Telewest (as guarantor) and The Bank of New York as trustee relating to the 6% Senior Convertible Notes due 2005 of Telewest Jersey.

The above terms are all as documented in the Plc Scheme and the Jersey Scheme. To the extent there is any discrepancy between the above terms and the terms of the Plc Scheme and the Jersey Scheme (as provided to the Consenting Noteholder by Telewest and Telewest Jersey immediately prior to the date of effectiveness of this Agreement in the final form of the Explanatory Statement), the terms of such schemes shall take precedence.

     Enquiries:

     Telewest

     Jane Hardman                             020 7299 5888
     Director of corporate communications

     Citigate Dewe Rogerson
     Anthony Carlisle                         020 7638 9571/07973 611 888

                              * * * * * * * *

     A registration statement relating to the Telewest Global common stock has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

     Shareholders, noteholders and other investors are advised to read the shareholders' circular and prospectus which forms a part of the registration statement because it contains important information. Telewest Communications plc currently files, and Telewest Global, Inc. anticipates that it will file, annual and other periodic reports, statements and other information with the SEC. You may read and copy any such reports, statement or other information at the SEC's public reference rooms in Washington, DC, New York, New York and Chicago Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Filings are also available from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov. Shareholders, noteholders and other investors may obtain a free copy of the shareholders' circular and prospectus and other documents filed by Telewest Global, Inc. by directing such request to Telewest Global, Inc., 160 Great Portland Street, London W1W 5QA, England. Attention: Company Secretary. Telephone:
+44 20 7299 5000.